Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 27, 2016

Report of Voting Results

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 27, 2016 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2016 Management Information Circular which is available at cenovus.com.

1. Appointment of Auditors On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation.

2. Election of Directors On a vote by ballot, each of the following eleven nominees proposed by management were elected directors of the Corporation:

Nominee	Votes for		Votes withheld

	Number	Percent	Number	Percent

Patrick D. Daniel	577,252,024	96.34%	21,929,460	3.66%

Ian W. Delaney	576,409,420	96.20%	22,772,246	3.80%

Brian C. Ferguson	596,358,353	99.53%	2,825,385	0.47%

Michael A. Grandin	594,074,706	99.15%	5,106,733	0.85%

Steven F. Leer	596,295,883	99.52%	2,885,833	0.48%

Richard J. Marcogliese	596,618,025	99.57%	2,565,713	0.43%

Valerie A.A. Nielsen	595,952,538	99.46%	3,228,901	0.54%

Charles M. Rampacek	595,222,921	99.34%	3,958,745	0.66%

Colin Taylor	577,325,219	96.35%	21,858,519	3.65%

Wayne G. Thomson	594,273,928	99.18%	4,907,512	0.82%

Rhonda I. Zygocki	596,490,383	99.55%	2,693,355	0.45%

3. Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation On a vote by ballot, an advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
538,610,104	89.89%	60,564,218	10.11%